Exhibit (a)(5)(B)

Announcement of Final Results of Previously Announced
Tender Offer by CDL Tender Fund 2022-1, L.P.
for Shares of Carlyle Credit Solutions, Inc.

May 6, 2022

Dear Carlyle Credit Solutions, Inc. Stockholder:

CDL Tender Fund 2022-1, L.P. (the “Purchaser”) today announced the final results of its previously announced tender offer to purchase up to $100,000,000 in aggregate amount of shares of common stock, par value $0.01 per share (the “Shares”), of Carlyle Credit Solutions, Inc. (f/k/a TCG BDC II, Inc.) (the “Company”) at a purchase price equal to $20.13 per Share (the “Tender Offer”), which expired at 11:59 p.m., New York City Time, on May 3, 2022 (the “Expiration Date”).

Based on the final count by State Street Bank & Trust Company (“State Street”), the paying agent for the Tender Offer, 10,756,369.472 Shares were validly tendered and not properly withdrawn prior to the Expiration Date, which exceeded the maximum amount of Shares the Purchaser offered to purchase pursuant to the Tender Offer.

In accordance with the terms and conditions of the Tender Offer, and based on the final count by State Street, the Purchaser has accepted for purchase $100,000,000 in aggregate amount of Shares at a purchase price of $20.13 per Share. The number of Shares that the Purchaser has accepted for purchase in the Tender Offer represents approximately 8.71% of the total number of Shares outstanding as of May 6, 2022.

Due to the oversubscription of the Tender Offer, based on the final count described above, the Purchaser accepted for purchase on a pro rata basis approximately 46.18% of the Shares properly tendered and not properly withdrawn at the purchase price of $20.13 per share.

Shares not accepted for purchase will be returned or credited to the appropriate account, as applicable. State Street, on behalf of the Purchaser, will promptly pay for all of the Shares accepted for purchase by the Purchaser in accordance with the terms and conditions of the Tender Offer.

If you have any questions, please contact State Street at (888) 207-9542 or the Purchaser by email at direct.lending@carlyle.com.

Important Notice

This announcement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company.